[Reference Translation]

November 8, 2011

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Distribution of Interim Dividends from Surplus

At a meeting held on November 8, 2011, the Board of Directors of Toyota Motor Corporation (“TMC”) resolved to distribute dividends from surplus, with record date dated September 30, 2011. In relation to the above, we hereby inform you of the following:

1.	Details of dividends

	Interim dividend for FY 2012	Most recent dividend forecast	Interim dividend for FY 2011
Record Date	September 30, 2011	September 30, 2011	September 30, 2010
Dividend per share	20.00 yen	Not reported	20.00 yen
Total amount of dividends	62,713 million yen	—	62,719 million yen
Effective date	November 30, 2011	—	November 26, 2010
Source of dividends	Retained earnings	—	Retained earnings

2.	Reason for the dividend amount

TMC deems the benefit of its shareholders as one of its priority management policies and strives to continue to pay stable dividends while giving due consideration to factors such as business results for each term, investment plans and its cash reserves.

In order to successfully compete in this highly competitive industry, TMC will focus on the early commercialization of technologies for the next-generation environment and safety, giving priority to customer safety and sense of security.

Based on the foregoing, TMC’s interim dividend for the year is 20 yen per share.

[Reference]

Details of Dividends through the fiscal year

	Dividend per share (yen)
Record date	End of interim period	End of fiscal period	Total
Dividends for FY2012 (ending March 31, 2012)	20.00	—	—
Dividends for FY2011 (ended March 31, 2011)	20.00	30.00	50.00